United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Charter Communications
Name of persons relying on exemption: Handlery Hotels, Inc.
Address of persons relying on exemption: ℅ Rhia Ventures, 47 Kearny Street, San Francisco, CA

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule; but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Charter Communications
Vote Yes: Item # 5 – Stockholder Proposal Regarding Political and Electioneering Expenditure Congruency Report

Annual Meeting: April 26, 2022

CONTACT: Shelley Alpern| shelley<at>rhiaventures.org

RESOLVED CLAUSE & SUPPORTING STATEMENT

Resolved: Shareholders request that Charter publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the identified incongruencies have led to a change in future expenditures or contributions.

Supporting Statement: Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with organizational priorities. “Expenditures for electioneering communications" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate. This proposal aligns with the standards and procedures set forth in the Center for Political Accountability’s Model Code of Conduct.

The full text is available on the Company’s proxy statement (https://bit.ly/3viBLSb).

RATIONALE FOR A YES VOTE

This communication has been prepared and submitted by Rhia Ventures on behalf of the proponent of this proposal, Handlery Hotels, Inc. Rhia Ventures has been authorized to represent Handlery Hotels, Inc. on matters related to this proposal.

The proponent has filed this proposal because many of Charter’s politically focused expenditures appear to be misaligned with its public statements of company values. Incongruences observed include the following.

1.	Although the Company has a stated commitment to diversity and inclusion, Charter has supported politicians promoting legislation that would disproportionately weaken access to the ballot for people of color.

2.	Despite a stated commitment to diversity and inclusion, most of Charter’s political spending contributions in 2020 went to recipients working to restrict women’s reproductive health options.

3.	Despite committing to a stated greenhouse gas emissions reduction target, Charter has supported politicians and organizations holding back climate progress.

4.	Inconsistencies in Charter’s stated values and its political contributions can pose risk to the company.

DISCUSSION

1.	Despite a stated commitment to diversity and inclusion, Charter has supported politicians seeking to weaken voting rights.

Charter has clearly stated its position on diversity and inclusion. Charter’s 2021 ESG Report states, “We approach diversity and inclusion holistically to support our commercial strategy and continued business success. Our diversity and inclusion strategy is built around five pillars – our people, a culture of inclusion, products and services, suppliers, and our community.” For example, Charter points to examples such as partnerships with historically Black colleges and universities and scholarships awarded to “underrepresented rising juniors in college,” employee resource and affinity groups, and agreements with “ethnically-targeted networks” (https://corporate.charter.com/esg-report.pdf).

Some of the Company’s political giving, actions, and affiliations contrast starkly with these values. For example, Charter donated $252,000 to the Republican Governors Association and $274,000 to the Republican State Leadership Committee (RSLC) in 2018; $178,000 to RSLC in 2019; and $368,000 to RSLC, $10,000 to a sponsor of a restrictive Florida voting bill, and $25,000 to the Associated Republicans of Texas Campaign (ARTC). The investigative journalism site Popular Information found that RSLC has publicly supported country-wide voter suppression efforts (“GM said it was a champion for voting rights, sent 125K to GOP group pushing voter suppression,” Popular.Info, August 5, 2021 at https://popular.info/p/gm-said-it-was-a-champion-for-voting?s=r) and the ARTC contributed to the sponsor of the Texas bill attempting to purge voters (Corporate Enablers, Center for Political Accountability, 2021 at https://bit.ly/3JBD83F). In total, Charter contributed over $1.1 million over the course of 2018-2020 to efforts supporting voter suppression which disproportionately impacts people of color and those with disabilities. These political contributions directly undermine the very diversity and inclusion strategy meant for its employees, clients, suppliers, and community members (Corporate Enablers, Center for Political Accountability, 2021 at https://bit.ly/3JBD83F).

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2.	Despite a stated commitment to inclusion, Charter continues to support legislation limiting women’s reproductive health options.

Charter has stated that it is “committed to diversity and inclusion in every aspect of our business. Given our focus on diversity and inclusion….We are striving to enhance diversity at every level of our organization, including among our senior leaders. Ultimately, our vision is to leverage the full diversity of our employees and partners as we continue to make a meaningful difference for our customers, company, and communities.” (Charter Communications 2021 proxy statement at https://bit.ly/3viBLSb.)

Yet according to public data analyzed by the Sustainable Investments Institute, Charter contributed $3.78 million to anti-choice politicians in 2021 -- 62% of the company’s total political donations. (Data available upon request.) Policies that restrict access to abortion negatively impact the talent pipeline; women who cannot access abortion are three times more likely to leave the workforce than women who were able to access abortion when needed (https://bit.ly/37qrmMw).

Of the $3.78 million, $218,000 went directly to the sponsors of two extreme bills enacted in Texas in 2021: the notorious SB 8, which allows bounty hunters to enforce a 6-week abortion ban, and HB1280, a “trigger” bill which will impose an abortion ban if Roe is overturned. (No link available; data available upon request.) Texas’ SB 8 not only undercuts the Company’s commitment to diversity and inclusion by interfering with employees’ health and safety, it may expose individual employees and the Company to being sued by bounty hunters, with financial implications.

For its support of politicians and organizations working to restrict access to abortion, Charter has been targeted by advocacy groups using tactics such as TV ads, digital ads and social media campaigns (see “Companies Who Donated to Co-Sponsors of the Texas Abortion Bill Revealed,” Newsweek, September 7, 2021, https://www.newsweek.com/texas-abortion-law-companies-donations-1626691).

3.	Despite a stated climate commitment, Charter has supported politicians and organizations holding back climate progress.

Charter has a stated goal of becoming carbon neutral with respect to its Scope 1 and 2 greenhouse gas emissions by 2035, while reducing Scope 3 emissions.

Charter’s political spending is at odds with these actions. A Bloomberg analysis found that between the 2018 midterms and October 2020, for every dollar Charter contributed to climate-friendly members of Congress, it donated over two dollars to members characterized as “ardent obstructionists” of proactive climate policy (“American Politicians Who Vote Against Climate Get More Corporate Cash,” Bloomberg, 10.23.20, at https://bloom.bg/37BbDKg).

4.	Inconsistencies in Charter’s stated values and its political contributions can pose risk to the company

Inconsistency can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

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Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC

Research, 2020, https://bit.ly/3rabGRw.)

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.

(https://bit.ly/3vhRuRK.)

Disney as an illustrative example of investors’ concerns

The Walt Disney Company’s unintentional association with the “Don’t Say Gay” Bill in Florida illustrates investors’ concerns. Disney had contributed funds to the sponsors of this bill, which limits discussion of sexual orientation and gender identity in elementary schools using language so vague that it could potentially chill any acknowledgement that differences in sexual orientation or gender identity exist. The company initially declined to comment on the legislation and this lack of action led to “widespread disappointment across the company among LGBTQ+ employees and allies” (See “After ‘Don’t Say Gay’ Bill Backlash, Disney CEO Expresses ‘Unwavering Support’ for LGBTQ Community,” Variety, March 7, 2022, https://bit.ly/3vjfgww). The company then changed course, with the company’s CEO, Bob Chapek, taking a strong, public, stance against the bill and pledging $5 million to the Human Rights Campaign and other LGBTQ rights organizations.

By this time, however, the damage had been done. Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter (https://bit.ly/3JxJfpK), the Human Rights Campaign refused Disney’s contribution (https://bit.ly/3KHS4P3), and consumers turned away from the brand (“'I let you down': Disney CEO apologizes for 'Don't Say Gay' bill response,” USA Today, March 10, 2022 at https://bit.ly/379Uwzy). Mr. Chapek’s ability to govern effectively was also undermined. As a Disney employee told Variety, “The scene across Disney is very grim right now but Disney employees have never been more united in thought and effort, including mid- and high-level managers and executives who are starting to separate themselves from Chapek” (https://bit.ly/3uMPUIF).

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Disney continues to attempt to undo the harm caused by the lack of corporate oversight and proactive management of the company’s political contributions. It has now paused its political contributions in Florida and has said it will be pushing back against similar “Don’t Say Gay” legislation rising in other states. It is also now working to create a lobbying program that, in the words of CEO Chapek, “better reflects our values” (“Disney CEO Bob Chapek Apologizes to LGBTQ Employees, Announces Pause for Political Donations in Florida,” Variety, March 11, 2022, https://bit.ly/3KHB3Ey).

The Proponents are seeking assurance that Charter has an effective strategy in place to avoid similar missteps. As noted above, the Company has already been singled out for its political donations to recipients working to restrict access to abortion care.

CONCLUSION

A “Yes” vote is warranted. For all the reasons above, we believe that the requested report will motivate Charter Communications to monitor its political expenditures so that they do not erode shareholder value by diminishing the company’s reputation, consumer loyalty, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal 5.

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For questions, please contact Shelley Alpern at shelley<at>rhiaventures.org.

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